VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler
Christina De Rosa
Division of Corporation Finance

August 12, 2014

Re:	OneBeacon Insurance Group, Ltd.
Registration Statement on Form S-3/A
Filed July 18, 2014
Registration No. 333-197051

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OneBeacon Insurance Group, Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern time on Thursday, August 14, 2014, or as soon as thereafter practicable.

In making this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform William J. Whelan, III at (212) 474-1644 or Cameron Stanton at (212) 474-1556, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

OneBeacon Insurance Group, Ltd.

By:	/s/ Maureen A. Phillips
Name: Maureen A. Phillips
Title: Senior Vice President and General Counsel